Filed Pursuant to Rule 433

Registration Number 333-262911

$850,000,000 4.500% Notes due 2026

$1,000,000,000 4.500% Notes due 2028

$750,000,000 4.750% Notes due 2033
$650,000,000 5.100% Notes due 2053

International Business Machines Corporation
January 30, 2023
Pricing Term Sheet

Issuer	International Business Machines Corporation
Issuer Ratings*	A3 / A- (Moody’s/S&P)
Format	SEC Registered
Trade Date	January 30, 2023
Settlement Date**	February 6, 2023 (T+5)
Joint Bookrunning Managers	Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Mizuho Securities USA LLC, MUFG Securities Americas Inc. and TD Securities (USA) LLC
Co-Managers	BBVA Securities Inc., CIBC World Markets Corp., Truist Securities, Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, Academy Securities, Inc., Independence Point Securities LLC and Penserra Securities LLC
Minimum Denomination	$100,000 and multiples of $1,000 in excess thereof
	2026 Notes	2028 Notes	2033 Notes	2053 Notes
Size	$850,000,000	$1,000,000,000	$750,000,000	$650,000,000
Maturity	February 6, 2026	February 6, 2028	February 6, 2033	February 6, 2053
Interest Payment Dates	Semi-annually on February 6 and August 6	Semi-annually on February 6 and August 6	Semi-annually on February 6 and August 6	Semi-annually on February 6 and August 6
First Interest Payment Date	August 6, 2023	August 6, 2023	August 6, 2023	August 6, 2023
Coupon	4.500%	4.500%	4.750%	5.100%
Benchmark Treasury	3.875% due 01/15/26	3.500% due 01/31/28	4.125% due 11/15/32	3.000% due 08/15/52
Benchmark Treasury Yield	3.971%	3.685%	3.553%	3.686%
Spread to Benchmark Treasury	T + 60 bps	T + 85 bps	T + 120 bps	T + 145 bps
Yield to Maturity	4.571%	4.535%	4.753%	5.136%
Make-Whole Call	Prior to February 6, 2026 at T + 10 bps	Prior to January 6, 2028 at T + 15 bps	Prior to November 6, 2032 at T + 20 bps	Prior to August 6, 2052 at T + 25 bps
Par Call	-	On or after January 6, 2028	On or after November 6, 2032	On or after August 6, 2052
Price to Public	99.803%	99.845%	99.976%	99.452%
Underwriting Discount	0.150%	0.250%	0.400%	0.800%
Day Count	30/360	30/360	30/360	30/360
CUSIP	459200 KW0	459200 KX8	459200 KY6	459200 KZ3

ISIN	US459200KW06	US459200KX88	US459200KY61	US459200KZ37
Concurrent Offering	Earlier today, the Issuer priced €1,000,000,000 aggregate principal amount of 3.375% Notes due 2027, €1,250,000,000 aggregate principal amount of 3.625% Notes due 2031, €1,000,000,000 aggregate principal amount of 3.750% Notes due 2035, €1,000,000,000 aggregate principal amount of 4.000% Notes due 2043 and £750,000,000 aggregate principal amount of 4.875% Notes due 2038 (together, the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities of the Issuer other than the notes to which this pricing term sheet relates. The concurrent offering may not be completed, and the completion of the concurrent offering is not a condition to the completion of the offering of the notes to which this pricing term sheet relates.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect that delivery of the notes will be made to investors on or about February 6, 2023, which will be the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of the prospectus supplement or the next two succeeding business days should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 866-271-7403, MUFG Securities Americas Inc. at 1-877-649-6848 or TD Securities (USA) LLC at 1-855-495-9846.

This pricing term sheet supplements the preliminary form of prospectus supplement, pertaining to the notes issuance referenced above, issued by International Business Machines Corporation on January 30, 2023 relating to its Prospectus dated February 22, 2022.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.